Exhibit 15

MESSAGE to STOCKHOLDERS of BRIX REIT, INC.

BRIX REIT Investor,

I hope all is well as we enter the last month of 2021. As a follow up to my communication in February, I want to update you on our progress in winding down BRIX REIT, Inc., and the status of the asset liquidation.

As we previously communicated, BRIX REIT’s portfolio, which included student housing, a fitness center and a quick-service restaurant, was severely and disproportionately impacted by the COVID-19 pandemic as compared to other real estate sectors. Here is a summary of our progress in liquidating these assets:

•On April 20, 2021, we sold the Starbucks property located in Manhattan, KS for $1,987,000. This represented a small gain on the initial purchase price. The proceeds of this sale were used to repay a portion of the $5.0 million loan with Pacific Mercantile Bank (“PMB”).

•On October 28, 2021, we sold the 24-Hour Fitness property located at 6500 Old Denton Road in Fort Worth, TX for $8.7 million. We used the proceeds from the sale to pay off the first mortgage on the property and repaid $2.5 million of the remaining balance of the loan with PMB, which now has a remaining balance of $800,000.

•During the current academic school year, Stadium View at Iowa State University, our student housing property in Ames, IA, has improved its occupancy, but with reduced rents. We anticipate as rents normalize, distributions will lag until reserves are sufficiently replaced. While we have received little interest from potential buyers since we started marketing our investment in Stadium View for sale in August 2020, we recently entered into discussions with a potential buyer, but there can be no assurances that such discussions will result in a sale. If we are successful in selling our investment in Stadium View, the first $800,000 would be used to repay the balance due to PMB. Any remaining proceeds would be distributed to stockholders as a final distribution and that would conclude the liquidation.

While the impact of COVID-19 created an unfortunate turn of events, we are making progress on an orderly and efficient dissolution of BRIX REIT which we are striving to complete by the end of 2021. Be assured that we are working tirelessly to maximize shareholder value throughout the liquidation process and will provide you with additional updates along the way. If you have questions, please contact us at info@brix-reit.com.

Sincere regards,

Bill Broms
Chief Executive Officer
BRIX REIT, Inc.

Forward-Looking Statements

Certain statements contained herein, other than historical facts, may be considered forward-looking statements. Such statements include, in particular, statements about the status of the liquidation and dissolution of BRIX REIT, the ability to collect rent, potential asset sales, value creation and the impact of COVID-19. Therefore, such statements are not guarantees of future results and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Accordingly, we make no representation or warranty, express or implied, about the accuracy of any such forward-looking statements contained hereunder. Except as otherwise required by federal securities laws, we undertake no obligation to update or revise any forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results, whether as a result of new information, future events or otherwise.